Exhibit 99.1
PERFECT MEDIA HOLDING LIMITED
INDEX TO FINANCIAL STATEMENTS
Contents

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2003 and September 30, 2004	F-3
Consolidated statements of operations for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004	F-4
Consolidated statements of shareholders’ equity and comprehensive loss for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004	F-5
Consolidated statements of cash flows for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004	F-6
Notes to the consolidated financial statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
PERFECT MEDIA HOLDING LIMITED
       We have audited the accompanying consolidated balance sheets of Perfect Media Holding Limited and its subsidiary (the “Company”) as of December 31, 2003 and September 30, 2004 and the related consolidated statements of operations, shareholders’ equity and others comprehensive loss, and cash flows for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Perfect Media Holding Limited and its subsidiary as of December 31, 2003 and September 30, 2004 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
February 2, 2005

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2003	2004

	(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$20,341	$1,219
Amounts due from related parties	—	24,334
Accounts receivable, net of allowance for doubtful account of $nil, $nil in 2003 and 2004	—	9,436
Inventories	3,712	6,560
Other current assets	50,387	13,975

Total current assets	74,440	55,524
Equipment, net	—	132,222

Total assets	$74,440	$187,746

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$—	$181
Income taxes payable	109	—
Accrued expenses and other current liabilities	7,646	186,469

Total current liabilities	7,755	186,650

Commitments (Note 8)
Shareholders’ Equity
Additional paid-in capital	120,823	120,823
Accumulated other comprehensive loss	(2)	(2)
Deficit	(54,136)	(119,725)

Total shareholders’ equity	$66,685	$1,096

Total liabilities and shareholders’ equity	$74,440	$187,746

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the
	period from
	June 4, 2003	For the nine
	to	months ended
	December 31,	September 30,
	2003	2004

	(In U.S. dollars)
Revenues	$4,465	$86,806
Cost of revenues	2,099	27,047

Gross profit	2,366	59,759

Operating expenses:
General and administrative	30,814	76,637
Selling and marketing	25,462	44,591

Total operating expenses	56,276	121,228

Loss from operations	(53,910)	(61,469)
Interest income	—	42

Loss before income taxes	(53,910)	(61,427)
Income taxes	226	4,162

Net loss	$(54,136)	$(65,589)

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(in U.S. dollars, except share data)

					Accumulated
	Ordinary		Additional		other	Total
			paid-in		comprehensive	shareholders’	Comprehensive
	Share	Amount	capital	Deficit	loss	equity	loss

Balance at June 4, 2003	—	$—	$120,823	$—	$—	$120,823
Cumulative translation adjustment	—	—	—	—	(2)	(2)	$(2)
Net loss	—	—	—	(54,136)	—	(54,136)	(54,136)

Balance at December 31, 2003	—	—	$120,823	$(54,136)	$(2)	$66,685	$(54,138)

Issuance of ordinary share	1	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	$—
Net loss	—	—	—	(65,589)	—	(65,589)	(65,589)

Balance at September 30, 2004	1	$—	$120,823	$(119,725)	$(2)	$1,096	$(65,589)

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	period from
	June 4, 2003	For the nine
	to	months ended
	December 31,	September 30,
	2003	2004

	(In U.S. dollars)
Net loss	$(54,136)	$(65,589)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	15,259
Changes in assets and liabilities
Amounts due from related parties	—	(24,334)
Accounts receivable	—	(9,436)
Inventories	(3,712)	(2,848)
Other current assets	(50,387)	36,412
Accounts payable	—	181
Income taxes payable	109	(109)
Accrued expenses and other current liabilities	7,646	178,823

Net cash provided by (used in) operating activities	$(100,480)	$128,359

Investing activities:
Purchase of equipment	$—	$(147,481)

Cash used in investing activities	$—	$(147,481)

Financing activities:
Proceeds from receipt of paid-in capital	120,823	—

Cash provided by financing activities	$120,823	$—

Net increase (decrease) in cash and cash equivalents	$20,343	$(19,122)
Effect of exchange rate changes	(2)	—
Cash and cash equivalents, beginning of year	—	20,341

Cash and cash equivalents, end of year	$20,341	$1,219

Supplemental disclosure of cash flow information
Income taxes paid	$226	$4,162

Interest paid	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
1.     Organization and Principal Activities
       Perfect Media Holding Limited (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on June 4, 2004.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Shanghai Perfect Media Advertising Co., Ltd. (“Shanghai Perfect Media”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on June 4, 2003. The principal activities of Shanghai Perfect Media are the provision of advertisement services through the display panel of free shoes brushing machinery. Shanghai Perfect Media entered into various agreements with the Company, under which Shanghai Perfect Media pledged all of its equity to the Company and the Company has provided funds in an amount up to $120,820 (RMB 1,000,000) to satisfy its ongoing business requirements. In addition, the Company has been assigned all voting rights by the direct owners of Shanghai Perfect Media through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Shanghai Perfect Media.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003, the FASB issued FIN 46 (Revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has elected to retroactively apply FIN 46 (Revised) and has consolidated Shanghai Perfect Media as its variable interest entity from its inception.
       The Company is the sole beneficiary of Shanghai Perfect Media because all the variable interests are held by the Company. The agreements described above provided for effective control of Shanghai Perfect Media to be transferred to the Company in July 2004. Shanghai Perfect Media had operating activity prior to entering these agreements with the Company. As a result, the consolidated financial statements reflect the consolidation of Shanghai Perfect Media from its inception.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Shanghai Perfect Media. All inter-company transactions and balances have been eliminated upon consolidation.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
(c) Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(d) Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.
(e) Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
(f) Equipment, Net
       Equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Shoes brushing machinery	5 years
Computers and office equipment	5 years
Vehicles	5 years
Leasehold Improvements	lesser of the term of the lease or the estimated useful lives of the assets
(g) Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services displayed on top of free shoes brushing machinery. Revenues from display advertising services are recognized ratably

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
over the period in which the advertisement is displayed. Revenue from displays are recognized once the displays are delivered. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.

(l)	Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(m)	Comprehensive Income (Loss)
       Comprehensive income (loss) includes foreign currency translation adjustment. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

(n)	Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)

(o)	Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The Company does not believe that the adoption of this standard will have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
implementation issues. The Company has elected to retroactively apply FIN 46 (Revised) and has consolidated Shanghai Perfect Media as its variable interest entity from its inception.
3.     Other Current Assets
       Other current assets consist of the following:

	December 31,	September 30,
	2003	2004

Staff advances and other receivables	$16,561	$—
Advances to suppliers	33,826	13,975

	$50,387	$13,975

4.	Equipment, Net
       Equipment consist of:

	December 31,	September 30,
	2003	2004

Shoes brushing machinery	$—	$75,633
Computers and office equipment	—	19,080
Leasehold improvements	—	20,298
Vehicles	—	32,470

	$—	$147,481
Less: accumulated depreciation and amortization	—	(15,259)

	$—	$132,222

5.	Accrued Expenses and Other Current Liabilities

	December 31,	September 30,
	2003	2004

Other payables	$7,646	$181,235
Accrued expenses	—	5,234

	$7,646	$186,469

6.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Shanghai Perfect Media, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Shanghai Perfect Media is 4%.

7.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Shanghai Perfect Media in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits,

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Shanghai Perfect Media to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $480 and $2,155 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively.
       Pursuant to laws applicable to the entities incorporated in the PRC, Shanghai Perfect Media must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Shanghai Perfect Media did not make any appropriations to the reserve funds described above as it incurred losses in any of the periods presented.
8.     Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2013. Rental expense under operating leases for 2003 and the nine months ended September 30, 2004 were $5,758 and $22,951, respectively.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

September 30,
2004

September 30,
2005	$42,103
2006	14,295
2007	9,133
2008	5,582
2009	3,294
Thereafter	101

$74,508

9.     Segment and Geographic Information
       The Company is engaged in providing advertisement services through the display panel of free shoe brushing machinery. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
Geographic Information
       The Company operates, through Shanghai Perfect Media, in the PRC and all of the Company’s long lived assets are located in the PRC.
       As of December 31, 2003 and September 30, 2004, there were no customers which accounted for 10% or more of the Company’s net revenues and accounts receivable.